UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

HARBIN ELECTRIC, INC.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

41145W109

(CUSIP Number)

John C. Nagel
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 41145W109	Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Illinois

	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,895,543 shares(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.2%(2)

14.	Type of Reporting Person (See Instructions) PN; HC

(1)
Based on the number of shares owned by the Reporting Persons as of the filing date of this Fourth Amendment. Includes (i) fully detachable warrants to purchase an aggregate of 1,528,846 shares of the Issuer’s common stock at an exercise price of $7.80 per share, and (ii) fully detachable warrants to purchase an aggregate of 366,697 shares of the Issuer’s common stock at an exercise price of $10.84 per share.

(2)	Based on 16,600,451 outstanding shares of the common stock of the Issuer, as set forth in the Issuer’s Form 10-KSB filed with the Securities and Exchange Commission on March 8, 2007.

CUSIP NO. 41145W109	Page 3 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Investment Group, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,895,543 shares(3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.2%(4)

14.	Type of Reporting Person (See Instructions) OO; HC

(3)	See footnote 1 above.
(4)	See footnote 2 above.

CUSIP NO. 41145W109	Page 4 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Investment Group (Hong Kong) Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Hong Kong

	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,895,543 shares(5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.2%(6)

14.	Type of Reporting Person (See Instructions) CO

(5)	See footnote 1 above.
(6)	See footnote 2 above.

CUSIP NO. 41145W109	Page 5 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Kenneth Griffin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,895,543 shares(7)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.2%(8)

14.	Type of Reporting Person (See Instructions) IN; HC

(7)	See footnote 1 above.
(8)	See footnote 2 above

CUSIP NO. 41145W109	Page 6 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Equity Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,895,543 shares(9)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.2%(10)

14.	Type of Reporting Person (See Instructions) CO

(9)	See footnote 1 above.
(10)	See footnote 2 above.

CUSIP NO. 41145W109	Page 7 of 10 Pages

This Amendment No. 4 (this “Fourth Amendment”) amends the Schedule 13D filed on September 11, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1, filed on November 29, 2006 (the “First Amendment”), Amendment No. 2, filed on November 29, 2006 (the “Second Amendment”) and Amendment No. 3, filed on December 6, 2006 (the “Third Amendment” and, together with the Original Schedule 13D, the First Amendment, and the Second Amendment, the “Schedule 13D”), by Citadel Limited Partnership, an Illinois limited partnership (“CLP”), Citadel Investment Group, L.L.C., a Delaware limited liability company (“CIG”), Citadel Investment Group (Hong Kong) Limited, a Hong Kong company (“CIGHK”), Kenneth Griffin, a natural person (“Griffin”), Citadel Wellington LLC, a Delaware limited liability company (“CW”), Citadel Kensington Global Strategies Fund Ltd., a Bermuda company (“CKGSF”), and Citadel Equity Fund Ltd., a Cayman Islands Company (“CEF”), with respect to shares of Common Stock, $0.00001 par value (the “Common Stock”) of Harbin Electric, Inc., a Nevada corporation (the “Issuer”). As used herein, “Reporting Persons” shall mean CLP, CIG, CIGHK, Griffin and CEF. The principal executive offices of the Issuer are located at No. 9, Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu, Harbin Kai Fa Qu, Harbin, 150060, China. Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Schedule 13D. Except as specifically amended and supplemented by this Fourth Amendment, all provisions of the Schedule 13D shall remain in full force and effect.

Item 2.        Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety:

The persons filing this Schedule 13D are Citadel Limited Partnership, an Illinois limited partnership (“CLP”), Citadel Investment Group, L.L.C., a Delaware limited liability company (“CIG”), Citadel Investment Group (Hong Kong) Limited, a Hong Kong company (“CIGHK”), Kenneth Griffin, a natural person (“Griffin”) and Citadel Equity Fund Ltd., a Cayman Islands company (“CEF,” and collectively, together with CLP, CIG, CIGHK and Griffin, the “Reporting Persons”).

CLP provides investment advisory services to investment funds. CLP is the investment advisor for CEF and, in such capacity, makes all of the investment decisions for CEF.

CIG provides administrative and management services to its affiliated entities. CIG is the general partner of CLP. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIG is set forth on Schedule A attached hereto.

CIGHK provides investment advisory services to CLP with respect to Hong Kong-based investment activities. CIG owns 100% of CIGHK. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIGHK is set forth on Schedule A attached hereto.

Griffin is the President and Chief Executive Officer of CIG and owns a controlling interest in CIG. Griffin is a United States citizen.

CEF purchases, holds and sells securities and other investment products. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CEF is set forth on Schedule A attached hereto. Citadel Wellington LLC, a Delaware limited liability company (“CW”), and Citadel Kensington Global Strategies Fund Ltd., a Bermuda company (“CKGSF”), collectively own 100% of Citadel Holdings Ltd., a Cayman Island company (“CH”), which owns 100% of CEF; however, none of CW, CKGSF or CH has any control over the voting or disposition of securities held by CEF.

CUSIP NO. 41145W109	Page 8 of 10 Pages

For CLP, CIG, Griffin and CEF, the principal business address is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603. For CIGHK, the principal business address is Suites 1801-1810, Chater House, 8 Connaught Road Central, Hong Kong.

During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in any criminal proceedings.

During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment amends Item 3 of the Schedule 13D by deleting the last paragraph thereto.

Item 4.	Purpose of Transaction

This Amendment amends Item 4 of the Schedule 13D by deleting the last sentence thereto and replacing it with the following text:

On December 19, 2006, Christopher Hsu resigned as a director of the Issuer and on March 19, 2007, Oliver Weisberg resigned as a director of the Issuer. Copies of Messrs. Hsu and Weisberg’s letters of resignations are listed as Exhibits 11 and 12 to this filing. The Reporting Persons have not designated replacement Citadel Nominees (as defined in the Voting Agreement) to fill the vacancies arising from such resignations. Also on March 19, 2007, CEF gave notice to the Issuer and Mr. Tianfu Yang of the immediate termination of the Voting Agreement, pursuant to Section 3.1 thereof. A copy of this notice of termination is listed as Exhibit 13 to this filing. As a result of CEF’s termination of the Voting Agreement, the Reporting Persons have no further right to appoint any individuals to serve on the Issuer’s Board.

The Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety.

(a)	Number of	Percentage
	Shares	of Shares
	1,895,543 shares(11)	10.2%(12)

(b)	Sole power to vote or direct the vote:	0

CUSIP NO. 41145W109	Page 9 of 10 Pages

Shared power to vote or direct the vote: 1,895,543 shares(11)

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,895,543 shares(11)

(11)
Based on the number of shares owned by the Reporting Persons as of the filing date of this Fourth Amendment. Includes (i) fully detachable warrants to purchase an aggregate of 1,528,846 shares of the Issuer’s common stock at an exercise price of $7.80 per share, and (ii) fully detachable warrants to purchase an aggregate of 366,697 shares of the Issuer’s common stock at an exercise price of $10.84 per share.

(12)	Based on 16,600,451 outstanding shares of the common stock of the Issuer, as set forth in the Issuer’s Form 10-KSB filed with the Securities and Exchange Commission on March 8, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends Item 4 of the Schedule 13D by adding the following text immediately after the eighth paragraph thereto:

On March 19, 2007, CEF gave notice to the Issuer and Mr. Yang of the immediate termination of the Voting Agreement, pursuant to Section 3.1 thereof. A copy of this notice of termination is listed as Exhibit 13 to this filing.

Item 7.	Materials to be Filed as Exhibits

11.
Letter of Resignation of Christopher Hsu, dated December 19, 2006 (incorporated by reference to Exhibit 17.1 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on December 20, 2006)

12.	Letter of Resignation of Oliver Weisberg, dated March 19, 2007

13.	Notice of Termination of the Voting Agreement, dated March 19, 2007, by Citadel Equity Fund Ltd. to each of the Issuer and Mr. Tianfu Yang

CUSIP NO. 41145W109	Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 20th day of March, 2007

KENNETH GRIFFIN

By:  /s/ John C. Nagel
John C. Nagel, attorney-in-fact*

CITADEL INVESTMENT GROUP, L.L.C.

By:  /s/ John C. Nagel
John C. Nagel, Director and Associate
General Counsel

CITADEL LIMITED PARTNERSHIP

By:  Citadel Investment Group, L.L.C.,
its General Partner

By:  /s/ John C. Nagel
John C. Nagel, Director and Associate
General Counsel

CITADEL INVESTMENT GROUP (HONG KONG) LIMITED

By:  Citadel Investment Group, L.L.C.,
its Sole Shareholder

By:  /s/ John C. Nagel
John C. Nagel, Director and Associate
General Counsel

CITADEL EQUITY FUND LTD.

By:  Citadel Limited Partnership,
its Portfolio Manager

By:  Citadel Investment Group, L.L.C.,
its General Partner

By:  /s/ John C. Nagel
John C. Nagel, Director and Associate
General Counsel

* John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.

SCHEDULE A

Directors And Executive Officers Of Citadel Investment Group, L.L.C.

The name, business address, title, present principal occupation or employment and citizenship of the sole executive officer of Citadel Investment Group, L.L.C. (“CIG”) is set forth below. The business address of such officer is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603. CIG has no directors.

Name	Title and Present Principal Occupation	Citizenship
Kenneth Griffin	President and Chief Executive Officer of CIG	United States

Directors And Executive Officers Of Citadel Equity Fund Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Equity Fund Ltd. (“CEF”) are set forth below.

Name and Citizenship	Title at CEF	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)
Austin John O’Connor	Director and Vice President	Company director
United Kingdom		4 rue de l’eglise
Wormeldange, Luxembourg L-5481

Adam C. Cooper United States	Director and Assistant Secretary	Senior Managing Director and General Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

Robin Bedford United Kingdom	Director, President and Secretary	President Dundee Leeds Management Services Ltd.
129 Front Street
Hamilton HM 12
Bermuda
(business services)

Directors And Executive Officers Of Citadel Investment Group (Hong Kong) Limited

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Investment Group (Hong Kong) Limited (“CIGHK”) are set forth below.

Name and Citizenship	Title at CEF	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)
Gerald A. Beeson United States	Director	Chief Financial Officer Citadel Investment Group, L.L.C. 135 South Dearborn Chicago, IL 60603

Adam C. Cooper United States	Director	Senior Managing Director and General Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

Tim Throsby Australia	Director
President of Citadel Investment Group (Asia) Ltd. and President of Citadel Investment Group (Hong Kong) Limited

Citadel Investment Group (Hong Kong) Limited
Chater House Suites 1801-10
18th Floor
8 Connaught Road
Central, Hong Kong

Linklaters Company Secretarial Services Limited Hong Kong	Secretary	Law Firm 10th Floor, Alexandra House 18 Chater Road Hong Kong China